Exhibit 99.2

PENN NATIONAL

G A M I N G, I N C.

October 31, 2013

Fortress Investment Group LLC

1345 Avenue of the Americas, 46th Floor

New York, New York 10105

Attention:         Wes Edens

To Whom It May Concern:

Reference is made to the Exchange Agreement, dated as of January 15, 2013 (the “Exchange Agreement”), by and between PENN NATIONAL GAMING, INC., a Pennsylvania corporation (the “Company”) and FIF V PFD LLC, a Delaware limited liability company (the “Fortress”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Exchange Agreement.

Section 5.1(f) of the Exchange Agreement provides, in part, that if at any time within two years following the Spin-Off, Fortress determines to Transfer any shares of Propco Stock that Fortress shall transfer shares of Company Stock in tandem with the shares of Propco Stock.

Fortress hereby requests written acknowledgement of the Company’s consent, evidenced by its signature below, to Fortress’ entry into the transactions contemplated in Schedule A (such transactions, the “Propco Share Restructuring”). In connection with the Propco Share Restructuring, Fortress agrees to cause each transferee of shares of Propco Stock to execute an Adoption Agreement, if requested by the Company.

The Company hereby informs Fortress that the Board of Directors of Gaming and Leisure Properties, Inc. (“Propco”) has declared (the “Declaration”) Fortress Investment Group LLC (“FIG”) and its controlled affiliates, including Fortress and the Separate Funds and the Corresponding Sister Separate Funds (each as defined in Schedule A) (collectively, the “Fortress Holders”), as an Excepted Holder, with an Excepted Holder Limit (each as defined in the Amended and Restated Articles of Incorporation of Propco (the “Articles”)) of 9.9% in the aggregate. The Declaration provides that this limit shall not be reduced to an amount that is less than 3.5% greater than the amount of capital stock or common stock Beneficially Owned collectively by the Fortress Holders without the prior written consent of FIG and does not impose any additional restrictions or obligations on the Fortress Holders in addition to those contained in the Exchange Agreement and the Articles. On or prior to the date hereof, a copy of the Declaration has been provided to Fortress.

Nothing in this letter agreement is intended to, nor shall it, modify the Exchange Agreement in any manner other than as specifically provided herein.

FORTRESS INVESTMENT GROUP LLC

By:	/s/ Wesley Edens
Name:	Wesley Edens
Title:	Principal

Agreed and approved:

PENN NATIONAL GAMING, INC.

By:	/s/ Robert S. Ippolito
Name:	Robert S. Ippolito
Title:	Vice President, Secretary & Treasurer

Schedule A

Current Structure

•	Preferred Company shares are owned by Fortress

•	Common Company shares are owned by FIG PNG Holdings LLC

•	Fortress PNG Voteco LLC holds an irrevocable proxy over the preferred and common shares

•	The Holder and FIG PNG Holdings LLC are owned by the Fund V and Fund Vco entities (i.e., the Separate Funds)

Proposed Steps

1.	Each Separate Fund will form a sister partnership (i.e., a Corresponding Sister Separate Fund).

2.	After the date of the Spin-Off (but before the effective date of the Propco REIT election), the Holder and FIG PNG Holdings LLC will distribute the Propco stock pro rata to the Separate Funds.

3.	Before the effective date of the Propco REIT election, each Separate Fund will contribute the Propco stock to its Corresponding Sister Separate Fund.

4.	Before the effective date of the Propco REIT election, each Separate Fund will make a pro rata distribution of its interests in the Corresponding Sister Separate Fund to its partners.